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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004; or
☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period to

Commission file number:

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
(Full title of the plan)

THE TORONTO-DOMINION BANK
(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K 1A2
CANADA
(Address of principal executive offices)

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, NY
June 20, 2005

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Cash	$—	$8,318
Investments	72,968,883	65,167,958
Receivable from Plan Sponsor	159,594	1,447,494
Loans to participants	913,960	842,644

Total assets	74,042,437	67,466,414

Net assets available for benefits	$74,042,437	$67,466,414

See accompanying notes to financial statements.

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2004	2003
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$6,473,566	$12,748,564
Dividends	1,581,600	934,905
Interest	49,884	48,496

	8,105,050	13,731,965
Contributions:
Employer	2,749,805	2,861,328
Employee	3,877,533	4,694,307

	6,627,338	7,555,635

Total additions	14,732,388	21,287,600
Deductions from net assets attributed to:
Distributions	(7,764,701)	(7,522,304)
Forfeitures	(391,664)	(190,442)

Total deductions	(8,156,365)	(7,712,746)

Net increase in net assets available for benefits	6,576,023	13,574,854
Net assets available for benefits:
Beginning of year	67,466,414	53,891,560

End of year	$74,042,437	$67,466,414

See accompanying notes to financial statements.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.    Description of the Plan

        The following description of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

        The Plan, which became effective November 1, 1987, is generally available to all employees of The Toronto-Dominion Bank, U.S.A. Division (the "Bank"). All employees are eligible to participate in the Plan upon reaching the latter of the first day of the month following the attainment of age 21 or the first day of the month following completion of 90 days of employment. T. Rowe Price is the Plan's custodian and recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

        Each year, participants may contribute up to 35% of their base salary, effective January 1, 2002, as defined, in the Plan. Participant contributions were limited to $13,000, effective January 1, 2004, and $12,000 in plan year 2003. The Bank makes a matching contribution of 50% of the first 6% of base salary, per year, (not more than 50% of the applicable dollar limit in effect under code section 402(g)(1)) that a participant contributes to the Plan. In addition, the Bank contributes a 3% profit sharing contribution, (not more than 50% of the applicable dollar limit in effect under code section 402(g)(1)), of each participant's base salary as long as the employee is actively employed, regardless of whether the employee contributed to the Plan.

Investments

        Participants may elect to invest their employee and employer contributions in any combination of whole percentage multiples into the T. Rowe Price New Income Fund, Prime Reserve Fund, Equity Income Fund, Science & Technology Fund, Equity Index 500 Fund, Capital Appreciation Fund, International Bond Fund, International Stock Fund, Mid Cap Growth Fund, Media & Telecommunications Fund, Emerging Markets Stock Fund, Blue Chip Growth Fund, Small Cap Value Fund, Retirement Income Fund, Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040 Fund (collectively the "Funds"), or Toronto Dominion Bank Stock.

        Participants can change the investment election of future contributions or reallocate past contributions at any time with no limit on the number of changes.

Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding balance of the loans, if any, from the Plan to the borrower during the year ending on the loan determination date, or 50% of their vested account balance, or an amount such that the participant's monthly payroll amount (determined at the time the loan application is made) is sufficient to satisfy loan repayment obligations. Loan terms range from 1-5 years or up to 15 years for the purchase or reconstruction of the principal residence. The loans bear interest at the prime lending rate on the date of the loan plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Participants terminated prior to retirement, who were employed by the Bank prior to December 31, 1998, shall be vested in their employer matching contributions and earnings thereon in accordance with whichever schedule produces the greater vested percentage:

Vested Percentage
Years of plan participation:
Less than two years	0%
Two or more years	100%
Years of service:
Less than three years	0%
Three or more years	100%

        Participants who commenced employment after January 1, 1999, shall be vested in their employer matching contributions and earnings thereon in accordance with the following schedule:

Vested Percentage
Years of service:
Less than three years	0%
Three or more years	100%

        Participants become 100% vested in their employer matching contributions and earnings thereon if their employment is terminated due to death, disability or retirement.

Distribution of Benefits

        Upon retirement, death, disability, termination of employment or termination of the Plan, vested benefits will be paid to Plan participants or their beneficiaries. A participant who has attained age 59 1/2 may request a distribution of any portion of their account. Vested benefits will be paid to participants in either a lump sum or in installments, in equal monthly, quarterly, semi-annual or annual payments not to exceed the life expectancy of the participant.

Plan Administration and Trusteeship

        The terms and provisions of the Plan are administered by the Committee, as defined in the Plan document and whose members are appointed by the Bank, consisting of at least three but not more than five members who will have the authority to control and manage the operation and administration of the Plan. Committee members serve without pay.

        T. Rowe Price provides record-keeping services to the Plan.

        The Plan's investments are held by T. Rowe Price under a trust agreement.

Plan Termination

        Although it has not expressed an intent to do so, the Bank has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Expenses

        The Bank paid all expenses associated with the Plan administration in 2004 and 2003.

2.    Summary of Significant Accounting Policies

General

        The financial statements of the Plan are prepared on the accrual basis of accounting.

Management Estimates and Assumptions

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Plan Amendments

        Effective January 1, 2003, a new amendment was added to the Plan. This amendment established an Employer Stock Fund, which allowed participants to directly invest in the Toronto-Dominion Bank (TD). The only amounts within this fund are shares solely in the Employer Stock (The Toronto-Dominion Bank).

Investments

        The Plan's investments are stated at fair value. Investments are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at amortized cost.

        Purchases and sales of securities are recorded on a trade date basis. Unrealized investment gain (loss) is accrued and recorded on the year end.

Forfeitures

        At December 31, 2004 and 2003, approximately $441,652 and $682,162, respectively, of forfeitures from terminated employees non-vested balance is maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2004 and 2003, employer contributions were reduced by approximately $391,664 and $190,442, respectively, from forfeited nonvested accounts.

3.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the receipt of the determination letter.

        The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.    Investments

        The fair values of investments as of the end of the plan year that represent 5% or more of the Plan's net assets available for benefits are identified below:

	2004	2003
T. Rowe Price Prime Reserve Fund	$7,374,560	$7,269,245
T. Rowe Price Equity Income Fund	9,733,598	9,717,645
T. Rowe Price Science & Technology Fund	4,968,902	5,523,222
T. Rowe Price Equity Index 500 Fund	10,099,164	9,683,835
T. Rowe Price Capital Appreciation Fund	8,040,322	7,786,571
T. Rowe Price New Income Fund	4,142,318	3,888,386
T. Rowe Price Small Cap Value	6,050,465	5,016,383
T. Rowe Price Mid Cap Growth Fund	6,005,316	5,533,451

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Description of Investment	Shares or Units	Fair Value
T. Rowe Price Mutual Funds*:
T. Rowe Price New Income Fund	454,700	$4,142,318
T. Rowe Price Prime Reserve Fund	7,374,560	7,374,560
T. Rowe Price Equity Income Fund	366,062	9,733,598
T. Rowe Price Science & Technology Fund	260,152	4,968,902
T. Rowe Price Equity Index 500 Fund	310,171	10,099,164
T. Rowe Price Capital Appreciation Fund	412,536	8,040,322
T. Rowe Price International Bond Fund	104,932	1,121,727
T. Rowe Price International Stock Fund	214,910	2,778,782
T. Rowe Price Media & Telecommunications Funds	98,679	2,805,448
T. Rowe Price Mid Cap Growth Fund	120,395	6,005,316
T. Rowe Price Small Cap Value Fund	169,576	6,050,465
T. Rowe Price Emerging Markets Stock Fund	78,963	1,532,667
T. Rowe Price Blue Chip Growth Fund	118,818	3,673,849
T. Rowe Price Retirement Income Fund	341	4,180
T. Rowe Price Retirement 2010 Fund	10,835	152,120
T. Rowe Price Retirement 2015 Fund	94,693	1,017,004
T. Rowe Price Retirement 2020 Fund	69,757	1,038,684
T. Rowe Price Retirement 2025 Fund	107,404	1,169,625
T. Rowe Price Retirement 2030 Fund	28,960	448,884
T. Rowe Price Retirement 2035 Fund	14,083	153,786
T. Rowe Price Retirement 2040 Fund	5,976	93,050

Mutual Fund Total		72,404,451
Employer Stock Fund *	13,542	564,432
Loans to participants (interest rates range from 5.00% to 10.5% and mature from 1/15/05 to 3/1/19) *	913,960	913,960

Total		$73,882,843

*
Indicates Party-in-Interest to the Plan.

        Note: Cost information is not presented because all investments are participant-directed.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
Date: June 28, 2005	By:	/s/ MARIANNE VITALE Marianne Vitale Vice President & Director Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

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The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Financial Statements and Supplemental Schedule Years ended December 31, 2004 and 2003
Contents
The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Report of Independent Registered Public Accounting Firm
The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Statements of Net Assets Available for Benefits
The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Statements of Changes in Net Assets Available for Benefits
THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2004
THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN SUPPLEMENTAL SCHEDULE SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004
SIGNATURE
EXHIBIT INDEX